Exhibit 99.1

Supercom announces First Quarter 2006 results

Revenues reach $2 million, gross margins up to 58%; Expects profitability by the end of the year

Qadima, Israel, May 31, 2006 - SuperCom Ltd. (OTCBB: SPCBF.OB; Euronext: SUP), a leading provider of smart card and electronic identification (e-ID) solutions, today announced its first quarter 2006 results that ended March 31, 2006.

Revenues for the quarter were $2.0 million, representing a decrease of 23% from revenues of US$2.6 million as reported in the first quarter for 2005. Sequentially, revenues increased by 25% from $1.6 million as recorded in the fourth quarter of 2005.

Gross profit for the first quarter 2006 was US$1.2 million or 58% from revenues, compared with $1.4 million or 52% from revenues in the first quarter 2005. Sequentially, gross profit grew by 96% from 593 thousand or 37% from revenues reported in the fourth quarter of 2005. Net loss for the quarter was $0.7 million, or ($0.03) per diluted share, compared with a net loss of $0.6 million, or ($0.03) per diluted share in the same period of last year, and a net loss of $0.9 million or ($0.05) in the previous quarter.

The company had cash, short term deposits and marketable securities totaling $2.9 million at the end of the quarter.

Management Comments

Eyal Tuchman, the recently appointed CEO of Supercom, said, “The first quarter of 2006 was an eventful one during which we announced an important new e-ID project and a follow on order, as well as a change in top management. Our aim is to continually improve our efficiency, reach profitability and re-focus Supercom on being a leading technology provider of tracking solutions for people, assets and others. This is a growing and attractive market in which we have the ability to play a leading role. We recently recruited Yaron Shalom as our new CFO, who will join the company during June and will assist me and our devoted team in achieving these goals.”

Mr. Tuchman continued, “In addition to our major source of revenue from people tracking solutions, we expect that our Homeland Security incident response management system will begin to bear fruit and contribute to revenues more significantly in the second half of the year.”

Mr. Tuchman concluded, “As we said in the last quarter, we expect that revenues for the full year of 2006 will be in the range of $10-10.8 million and believe that the growth will come in the second half of the year. We also expect to reach profitability by the end of the year.”

Conference call

Supercom will be hosting a conference call later today at 11:00am EDT. On the call, management will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers:

US Dial-in Number: 1 866 744 5399
UK Dial-in Number: 0 800 917 9141
ISRAEL Dial-in Number: 03 918 0609

INTERNATIONAL Dial-in Number: +972 3 918 0609

At:
11:00am Eastern Time, 8:00am Pacific Time, 4:00pm UK Time, 6:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Supercom’s website, at: www.supercomgroup.com.

Additionally, there will be a telephone replay available for two days following the call. To listen, please dial US: 1 866 276 1485, UK: 0 800 917 4256 and International: +972 3 925 5925.

About SuperCom
SuperCom, Ltd. provides innovative solutions in smart-card and e-ID technologies to the commercial and government sectors. The Company offers a wide range of standard and customized smart-card-based solutions for physical and logical security, education, corrections facilities and air & seaports. It is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers’ licenses and vehicle registration to improve homeland security, governmental efficiency and document ease of use. Headquartered in Israel, SuperCom has subsidiaries in the US, Israel and Hong Kong.

Safe Harbor
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “projects”, “estimates”, “plans”, and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. For example, Mr. Shalom’s and Mr. Tuchman’s statements regarding our revenue from incident response management system and our statements as to guidance for 2006 are forward-looking statements. Forward-looking statements in this release also include statements about business and economic trends.

You should consider the areas of risk described under the heading “Forward Looking Statements” and those factors captioned as “Risk Factors” in our periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by us and our businesses generally,

All information in this release is as of June 8, 2006. Except for our ongoing obligation to disclose material information under the federal securities laws, the Company undertakes no duty to update any forward-looking statement to reflect subsequent events, actual results or changes in the Company's expectations. The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

This press release and other releases are available on www.supercomgroup.com.

Investor Relations Contacts: Ehud Helft / Kenny Green Ehud@gkir.com / kenny@gkir.com GK Investor Relations 1 866 704 6710	Israeli IR/PR Contact: Alex Somech alex@somech.name Somech Corporate Communications +972 3 648 4164	Company Contact: Eyal Tuchman, CEO eyalt@supercomgroup.com SuperCom, Ltd. +972 9 889 0805

FINANCIAL TABLES FOLLOW

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	March 31,
	2005	2006
	Unaudited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,294	$651
Short-term deposit	1,088	956
Marketable securities	650	1,300
Trade receivables	1,053	1,675
Other accounts receivable and prepaid expenses	733	616
Inventories	2,205	2,076

Total current assets	8,023	7,274

LONG-TERM INVESTMENTS:
Long term trade receivables	209	189
Investment in an affiliated company	275	275
Severance pay fund	492	475

Total long-term investments	976	939

PROPERTY AND EQUIPMENT, NET	3,210	3,179

INTANGIBLE ASSETS	67	61

TOTAL ASSETS	$12,276	$11,453

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	March 31,
	2005	2006
	Unaudited	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	$855	$762
Trade payables	770	581
Employees and payroll accruals	322	337
Accrued expenses and other liabilities	1,271	1,476

Total current liabilities	3,218	3,156

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	195	152
Accrued severance pay	616	617

Total long-term liabilities	811	769

Shareholders' equity	8,247	7,528

TOTAL LIABILITY AND SHAREHOLDERS’ EQUITY	$12,276	$11,453

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share data)

	Three months ended March 31,
	2005	2006
	Unaudited	Unaudited

Revenues	$2,628	$2,013
Cost of revenues	1,251	850
Inventory write-off

Gross profit	1,377	1,163

Operating expenses:
Research and development	348	294
Selling and marketing	960	1,028
General and administrative	642	591

Total operating expenses	1,950	1,913

Operating loss	(573)	(750)
Financial income (loss), net	(17)	22
Other income, net	-	3

Net loss	$(590)	$(725)

Basic and diluted net loss per share	$(0.03)	$(0.03)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	18,172,228	23,256,748

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended March 31,
	2005	2006
	Unaudited	Unaudited
Cash flows from operating activities:
Net loss	$(590)	$(725)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	87	67
Accrued severance pay, net	(2)	18
Amortization of deferred stock compensation	33	2
Decrease (increase) in trade receivables	90	(602)
Decrease in other accounts receivable and prepaid expenses	40	117
Decrease (increase) in inventories	(160)	129
Increase (decrease) in trade payables	6	(189)
Increase in employees and payroll accruals	162	15
Increase (decrease) in accrued expenses and other liabilities	(738)	245
Stock based compensation	-	(35)
Others	-	(1)

Net cash used in operating activities	(1,072)	(959)

Cash flows from investing activities:
Purchase of property and equipment	(169)	(30)
Proceeds from short-term deposits, net	131	132
Investment in marketable Securities, net	-	(650)

Net cash provided by (used in) investing activities	(38)	(548)

Cash flows from financing activities:
Short-term bank credit, net	8	(93)
Proceeds from long-term loan	500	-
Principle payment of long-term loan	(149)	(43)
Proceed from exercise of warrant and options, net	293	-

Net cash provided by (used in) financing activities	652	(136)

Decrease in cash and cash equivalents	(458)	(1,643)
Cash and cash equivalents at the beginning of the period	2,894	2,294

Cash and cash equivalents at the end of the period	$2,436	$651

Supplemental disclosure of cash flows information:
Cash paid during the period for:
Interest	$23	$19

Supplemental disclosure of non-cash activities:

Accrued expenses related to issuance of shares	$-	$69